UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Graña y Montero Announces Results of the Annual Shareholders’ Meeting

LIMA, Peru--(BUSINESS WIRE)--March 30, 2015--Graña y Montero S.A.A. (NYSE: GRAM) (BVL: GRAMONC1) (“the Company” or “Graña y Montero”) a leading Engineering and Construction company, announced that the Annual Shareholder’s meeting held on March 27, 2015 at 3.30 p.m. (Peruvian time), approved by majority vote the following:

1. Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2014. These documents can be found on the Securities Market Superintendence (www.smv.gob.pe), on the Lima Stock Exchange (www.bvl.com.pe) and on the company’s web page www.granaymontero.com.pe, specifically in the Investor Relations section, under the “Corporate Governance” and “Reports” subdivisions.

2. Application of Profits for Fiscal Year 2014

a. Apply S/. 29´974,435.07 to the Voluntary Reserve Account

b. Distribute S/. 104´910,522.75 as dividends. As a consequence, the factor of 0.158942384 on a total share amount of 660´053,790 of a nominal value of S/. 1.00 each one will be applied in order to determine the amount of cash dividends that shareholders of common stocks will receive for each share they own at the time of registration. For calculation effects, each ADS represents five shares.

c. Determine April 22, 2015 as the Register date and April 29, 2015 as Dividend Delivery Date

3. Board Meeting Attendance Fees

4. Appointment of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada as External Auditors for Fiscal Year 2015

About Graña y Montero S.A.A.

Founded in 1933, Graña y Montero is the only Peruvian engineering and construction company listed on the Lima Stock Exchange since 1997 and now also the NYSE. The Company has participated in the development of major engineering and construction projects in Peru, including large-scale, complex projects in the energy, mining, construction and real estate sectors.

With 81 years of operations, the Company has leveraged its engineering and construction expertise into complementary lines of business, such as the development, ownership, operation and maintenance of infrastructure assets, real estate developments, and the provision of technical services. The Company has significant investments in infrastructure concessions, such as three toll roads and Line 1 of the Lima Metro.

The Company has also executed several projects outside Perú, and has acquired three companies in Chile: DSD Construcciones y Montajes, an engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining sector in Chile and Latin America; Vial y Vives, a construction company specialized in the mining sector, and CAM, which is specialized in electric services, with operations in Chile, Peru and Colombia.

CONTACT:
Graña y Montero S.A.A.
Claudia Drago, 511-213-6578
Chief Legal and Corporate Affairs Officer
cdrago@gym.com.pe
or
Dennis Gray F., 511-213-6583
Investor Relations Officer
dgray@gym.com.pe
relacion.inversionistas@gym.com.pe